SIMPSON THACHER & BARTLETT LLP

425 Lexington Avenue

New York, New York 10017

May 20, 2009

Tel:	(212) 455-2000
Fax:	(212) 455-2502

VIA EDGAR

Re:	Responses to Comments on Registration Statement
on Form N-14 of Western Asset Emerging Markets Debt Fund
Inc. (File Nos. 333-151221 and 811-21343)

Valerie J. Lithotomos, Esq.

Office of Disclosure and Review

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-0505

Dear Ms. Lithotomos:

On behalf of Western Asset Emerging Markets Debt Fund Inc. (“ESD”), we are hereby transmitting for filing via EDGAR with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the Fund’s Registration Statement on Form N-14 (the “Registration Statement”) relating to the merger of Western Asset Emerging Markets Floating Rate Fund Inc. (“EFL” and together with ESD, the “Funds”) with and into ESD in accordance with the Maryland General Corporation Law. The Registration Statement includes a combined Proxy Statement/Prospectus, which serves as a prospectus for ESD and a proxy statement for EFL. The Registration Statement on Form N-14 was filed on March 28, 2008. On May 20, 2008, we were provided by telephone with comments from the staff of the Commission (the “Staff”) regarding the initial Registration Statement. On May 21, 2008 and June 11, 2008, we were provided by telephone with additional comments from the Staff.

This letter and Amendment No. 1, a marked copy of which showing all changes made to the initial Form N-14 is enclosed, serve as the Funds’ response to the Staff’s comments on the initial Registration Statement. For ease of reference, we have repeated each comment, followed by the response.

Accounting Comments

1.	On page 32 in the Proxy Statement/Prospectus, you disclose that Management expects to dispose approximately 30% of portfolio securities of EFL in connection with the merger. If possible, please identify the portfolio securities that will be sold in connection with the merger.

Please note that since our initial N-14 8C filing, the amount of portfolio securities of EFL that the portfolio manager may decide to sell in connection with the merger has changed to approximately 35%. However, EFL respectfully submits that it is not possible to identify at this time the securities that will be sold in connection with the merger as the sales would occur depending on market conditions after the merger has been completed. The sales would occur if Western Asset Management Company, the Fund’s subadviser (“Western Asset”), believes fixed-rate obligations are more attractive than floating rate obligations, and the timing of the sales would also be based on Western Asset’s market view. The portfolio manager may decide to sell approximately 35% of EFL’s portfolio securities, which will represent approximately 3% of the total portfolio of the combined Fund.

Comments on Proxy Statement/Prospectus

2.	Please confirm that the N-14 is an “N-14 8C” filing.

The Registration Statement was inadvertently filed as an “N-14” instead of “N-14 8C” on March 28, 2008. As discussed, ESD filed a withdrawal letter under EDGAR submission type “RW” to withdraw that submission and re-filed the Registration Statement as an “N-14 8C” on May 28, 2008. Amendment No. 1 is filed as an “N-14 8C/A.”

3.	On page 1 in the Q&A section, you indicate that EFL’s investment manager and sub-adviser believe that adherence to an investment objective and investment policies that require 80% of EFL’s assets to be invested in floating-rate emerging market debt is both impractical to achieve and detrimental to EFL’s stockholders. Why not change EFL’s investment strategy instead of the merger?

Legg Mason Partners Fund Advisor LLC, the Funds’ investment manager (the “Manager”), and Western Asset considered changing EFL’s investment strategy and concluded such a change would make EFL’s investment strategy identical or nearly-identical to ESD’s current investment strategy. Given EFL’s relatively small size, the Manager and Western Asset believe that a merger of EFL with and into ESD would benefit EFL shareholders by allowing them to continue to have exposure to emerging markets through a fund with more viable investment strategies and lower operating expenses. The combined Fund is expected to have a lower expense ratio than EFL as one set of fixed expenses would be spread over a larger asset base.

4.	On page 2 in the Q&A section and in the “Comparison of Investment Objectives, Strategies and Principal Risks of Investing in the Funds” section, you note the differences in the Funds’ investment objectives and policies. What is the relative risk between the portfolios? On balance, is ESD a riskier investment than EFL? And if so, shouldn’t there be more disclosure to EFL shareholders?

On balance, ESD has broader and more flexible investment policies than EFL. ESD is not limited to investing primarily in floating-rate debt securities; rather ESD invests at least 80% of its managed assets in debt securities of emerging market issuers. As the Staff has noted, some of ESD’s investment strategies may expose EFL shareholders to greater risk. The disclosure has been revised to state, “In general, ESD has broader, more flexible investment policies than EFL, some of which may expose shareholders to greater risk than they currently have with EFL.”

The risks associated with ESD’s investment strategies are set forth beginning on page 20. The Funds have added a duration risk on page 25, which states:

Duration Risk

The duration of a fixed-income security is a measure of the portfolio’s sensitivity to changes in interest rates. Prices of fixed-income securities with longer effective maturities are more sensitive to interest rate changes than those with shorter effective maturities. Holding long duration investments exposes ESD to certain magnified risks. These include interest rate risk, credit risk and liquidity risk as discussed above.

5.	On page 2 in the Q&A section, you indicate that the total expenses paid by EFL stockholders are expected to decline from 1.48% to approximately 1.04% (excluding interest expense) in the combined Fund. Please disclose the total expenses including interest expense. Please also disclose if ESD has any intention to leverage.

The Funds have revised the disclosure to state, “Including interest expense, total expenses paid by EFL shareholders are expected to decline from 1.70% to 1.32%. If ESD were to increase the amount of leverage to its maximum of 33%, then the total expenses paid by EFL stockholders would be approximately 1.62% (excluding interest expense) and approximately 3.11% (including interest expense based on interest rates of reverse repurchase agreements as of February 28, 2009 in similar funds) in the combined Fund. Western Asset, on behalf of ESD, intends to employ leverage, if at all, in the best interests of shareholders in light of market conditions.” The disclosure has also been revised in corresponding sections throughout the Registration Statement.

6.	On page 8 in the Proxy Statement/Prospectus, you disclose that recent debt issuances by emerging market issuers have become overwhelmingly fixed-rate in nature. Given this, please verify that EFL has been complying with its policy of investing at least 80% of its net assets plus any borrowings for investment purposes in floating-rate debt securities of emerging market sovereign and corporate issuers, including fixed-rate securities with respect to which the fund has entered into interest rate swaps to effectively convert the fixed-rate interest payments received into floating-rate interest payments.

EFL has complied with its 80% investment policy at all times to date. An increasing percentage of EFL’s floating-rate exposure has been achieved through the use of interest rate swaps.

7.	On page 9 in the Proxy Statement/Prospectus, you disclose that ESD’s primary investment objective is total return. High current income is a secondary investment objective. Isn’t this redundant?

While income is a component of total return, ESD’s secondary investment objective makes it clear to shareholders that in addition to total return, ESD also focuses on high current income.

8.	On page 10 in the Proxy Statement/Prospectus, you disclose that as a result of the Merger, the combined Fund’s investment management fee will be 0.85% of the combined Fund’s average daily net assets plus any borrowings for the first $700 million and 0.80% of average daily net assets plus any borrowings for amounts greater than $700 million. Is this change a plus or minus for shareholders? Please also confirm whether this change is a contractual fee change or a fee waiver.

As of February 28, 2009, the combined assets of the Funds are approximately $450 million. To the extent the combined Fund’s assets increase to over $700 million, shareholders will benefit from a reduction in the investment management fee. The change in the investment management fee is a contractual fee change, and not a voluntary fee waiver.

9.	On page 32 in the Proxy Statement/Prospectus, you disclose that Management expects to dispose approximately 30% of portfolio securities of EFL in connection with the merger. This is a lot of securities to sell in a short period of time. Why is this necessary if the Funds are similar? What is the impact? What are the tax consequences? Will there be any capital gains to EFL shareholders? Will there be any additional brokerage costs? Please add disclosure regarding these consequences.

The sale of the portfolio securities would occur after the merger has been completed. The sales would occur if Western Asset believes fixed-rate obligations are more attractive than floating rate obligations. The timing of the sales would also be based on Western Asset’s market view. The portfolio manager may decide to sell approximately 35% of EFL’s portfolio securities, which will represent approximately 3% of the total portfolio of the combined Fund. The turnover of the portfolio securities is thus expected to have a minimal tax impact on the shareholders of the combined Fund and no direct tax impact to current shareholders of EFL. There are no brokerage costs associated with Western Asset’s sale of the portfolio securities.

10.	Please also clarify and disclose in the Proxy Statement/Prospectus when the sale of approximately 30% of portfolio securities of EFL in connection with the merger will occur. Will it occur before or after the merger? If the securities are sold at a loss, which Fund’s shareholders would bear the loss?

As discussed in response #9 above, the sale of the portfolio securities would occur after the merger has been completed. The Funds have added the following disclosure on page 33, “The sale of these securities will occur after the Merger has been consummated if management believes fixed-rate obligations are more attractive than floating-rate obligations.” The timing of the sales would be based on Western Asset’s market view and would occur if Western Asset believes fixed-rate obligations are more attractive than floating rate obligations. As such, if the securities were to be sold at a loss, the combined Fund’s shareholders would bear the loss.

11.	Will the sale of 30% of portfolio securities of EFL in connection with the merger jeopardize the tax-free reorganization?

The sale of 35% of EFL’s portfolio securities in connection with the merger would not jeopardize the tax-free reorganization. The impact of the sale of the portfolio securities has been taken into account in Simpson Thacher & Bartlett LLP’s tax opinion that the merger qualifies as a tax-free reorganization for federal income tax purposes.

12.	Please disclose the trading history and the market premium/discount at which the Funds have been trading.

The Funds have disclosed on pages 45 and 46 the high and low sales prices for ESD and EFL on the New York Stock Exchange, the net asset value per share and the discount or premium to the net asset value per share represented by the quotation for each quarterly period during the last two calendar years. In addition, the Funds have disclosed the net asset value per share, the closing price on the New York Stock Exchange and the discount or premium to the net asset value per share as of April 24, 2009 (see page 46).

13.	Please confirm if the Funds have the same valuation procedures. If not, please include disclosure to that effect.

The Funds confirm that their valuation procedures are identical.

Comments on Exhibits

14.	Please confirm that a tax opinion to be provided by Simpson Thacher & Bartlett LLP will be filed.

The form of Simpson Thacher & Bartlett LLP’s tax opinion is included as an exhibit to Amendment No. 1 (see Exhibit 12). In addition, the undertaking in Part C states that the final tax opinion will be filed upon the closing of the Merger in a post-effective amendment to the Registration Statement (see Item 17 in Part C).

* * * * *

In addition, we note that the Funds have not submitted, nor do they expect to submit, an exemptive application or a request for no-action relief in connection with the registration statement.

Please do not hesitate to contact me at (212) 455-7696 or my colleague, Rafael Vasquez, at (212) 455-3566 if you have any questions or additional comments. Thank you for your attention to this matter.

Sincerely,

/s/ Gabrielle Kelleher Gabrielle Kelleher

Enclosures

cc: William J. Renahan